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                             May 7, 2021

       Robert Dixon
       Chief Executive Officer
       MacKenzie Realty Capital, Inc.
       89 Davis Road, Suite 100
       Orinda, CA 94563

                                                        Re: MacKenzie Realty
Capital, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 12,
2021
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 13,
2021
                                                            File No. 024-11503

       Dear Mr. Dixon:

               We have reviewed your offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A Filed April 13, 2021

       Cover Page

   1. We note the disclosure in your financial statements that, on May 11, 2020, after assessing the impacts of the
Covid-19 pandemic, your Board of Directors unanimously approved the suspension of your
Share Repurchase Program, effective immediately. Please revise your cover to clarify that
an investment in your preferred shares may be illiquid and remove the reference to "limited
liquidity." In addition, please revise to clarify the status of your
                                                        Share Repurchase
Program in an appropriate section of your offering circular.
       Investment Company Act Considerations, page 2

   2. We note you have elected to withdraw your election to be regulated as a business
 Robert Dixon
FirstName
MacKenzieLastNameRobert      Dixon
            Realty Capital, Inc.
Comapany
May  7, 2021NameMacKenzie Realty Capital, Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName
         development company and intend to conduct your operations so that you will not be required to register as an investment company under the Investment Company Act of
         1940, as amended. Please provide us with a supplemental detailed analysis of:

             the specific exemption that you intend to rely on; and how your investment strategy and business model will support that exemption.

         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
Management Compensation, page 2

3. We note the asset management fee is based on your "Gross Invested Capital." Please revise to define "Gross Invested Capital" and clarify, if true, that it is not derived from the value of your assets. With respect to the debt financing fee, disposition fee and property management fee, please revise to clarify whether these fees are payable to an entity other than your Adviser. With respect to reimbursements, revise to specifically detail what you mean by expense reimbursements for services relating to this offering and the investment and management of your assets, including the specific expenses that are reimbursable. In addition, please tell us how you calculated the approximate amount of fees to be paid in the first year.
Management
Company is Externally Managed, page 2

4. Please be advised that you are responsible for analyzing the applicability of the
         Investment Advisers Act of 1940 to your external manager. Offering Summary
Conflicts of Interest, page 3

5. You state on page 2 that your management team has relevant experience in managing private and public real estate funds with investment objectives and strategies that are substantially similar to your strategy and objectives. Either here or in another appropriate location, please identify the other real estate entities, funds and programs in which your officers and directors, and the owners and officers of your Adviser and its affiliates are involved, so that investors may better understand potential conflicts. Risk Factors, page 7

6. On page 19, you state that your Adviser is authorized to follow very broad confidential investment guidelines established by your Board of Directors. Please revise to explain the basis for maintaining confidentiality of the operational and investment guidelines as well as explain how investors will understand your investment strategy without access to these guidelines.
 Robert Dixon
FirstName
MacKenzieLastNameRobert      Dixon
            Realty Capital, Inc.
Comapany
May  7, 2021NameMacKenzie Realty Capital, Inc.
May 7,
Page 3 2021 Page 3
FirstName LastName
Investments, page 42

7. You state on page 42 that, since entering the current recession, certain of your portfolio companies have encountered additional cash shortfalls, and, in some cases, you have provided additional capital to the extent that you now own the majority of the project, such as Addison Corporate Center. You further state, in such cases, you intend to consolidate the portfolio company into your financial statements. Please revise to specifically describe each of your current assets, including any debt relating to such asset, and any portfolio companies that have encountered cash shortfalls. In addition, please identify each of the portfolio companies that you have or that you intend to consolidate into your financial statements.
8.       We note the disclosure on page 42 that    the company intends to
continue its historical
         activities related to tender offers for shares of nontraded REITs in order to boost its short-
         term cash flow and to support its dividends, subject to the constraint that such securities will not exceed 20% of our portfolio. The company believes this niche strategy will allow it to pay dividends that are supported by cash flow rather than paying back investors capital, although there can be no assurance that some portion of any distribution is not a
         return of capital.    We further note your disclosure on page 82 that
some of the companies
         in which you have invested have cancelled their quarterly dividends and distributions for the current and future quarters. Please revise to clarify how this niche strategy boosts short-term cash flow and supports dividends.
Description of Securities
Preferred Stock
Optional Early Redemption, page 71

9. Please clarify whether the early redemption program noted here is the same as that discussed on the cover page and on page 32, and clarify whether redemptions may occur on a semi-annual, quarterly or other basis. Please note that you are responsible for analyzing the applicability of the tender offer rules to any share repurchase program. We urge you to consider all the elements of any share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4,
         2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).
         To the extent you have questions as to whether a program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division   s Office of Mergers and Acquisitions at 202-551-3440. In
addition, if you
         conduct a share repurchase program during the offering period, you are responsible for analyzing the applicability of Regulation M to any share repurchase program. We also urge you to consider all the elements of any share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market
         Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22,
         2007. To the extent you have questions as to whether a program is entirely consistent
 Robert Dixon
FirstName
MacKenzieLastNameRobert      Dixon
            Realty Capital, Inc.
Comapany
May  7, 2021NameMacKenzie Realty Capital, Inc.
May 7,
Page 4 2021 Page 4
FirstName LastName
         with that class exemption you may contact the Division of Trading and Markets at 202-
         551-5777.
Preferred Stock
Preferred Dividend, page 71

10. On page 89, you state that, on March 31, 2020, after assessing the impacts of the Covid-19 pandemic, your Board of Directors unanimously approved the suspension of regular quarterly dividends to your stockholders, effective immediately. We note your statements throughout regarding establishing cash dividends at an annual rate of 6%. Please provide us a detailed analysis of the basis for such dividend, including how you will be able to fund that dividend, or remove references to such dividend.
Directors and Executive Officers
Executive Officers Who Are Not Directors, page 91

11. Robert E. Dixon is identified as the Chief Executive Officer in the table and the signature line but is not identified in that capacity in his biography. Please clarify.
Policies with Respect to Certain Transactions
Competition with Adviser and Affiliates, page 100

12.      You state    Company policy prohibits our directors, officers,
stockholders or affiliates,
         including our Adviser and its officers and employees from competing with our interests.
          You then state    [e]ven still, our directors, officers, stockholders
or affiliates, including
         our Adviser   s officers and employees are not restricted from
carrying on a business that is
         in direct conflict with our business.    Please revise to reconcile
these two statements.
General

13. With a view toward disclosure, please provide an organizational chart that illustrates to investors the relationships between you, your Adviser, your manager, the administrator and your affiliates, including ownership percentages.
14. We note that you expect to use substantially all of the net proceeds from this offering, including the dividend reinvestment program (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of investments. As you do not appear to have identified any specific assets to be purchased with the proceeds, your offering may constitute a blind-pool offering. Please provide us with your analysis regarding the applicability of Industry Guide 5 to your offering. Please refer to Release
         No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure
         Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.
 Robert Dixon
MacKenzie Realty Capital, Inc.
May 7, 2021
Page 5

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert Dixon
                                                             Division of
Corporation Finance
Comapany NameMacKenzie Realty Capital, Inc.
                                                             Office of Real
Estate & Construction
May 7, 2021 Page 5
cc:       Rebecca Taylor
FirstName LastName